EXHIBIT 21.1

Subsidiaries of the Registrant

Name of Subsidiary	Place of Organization

Fine Progress Group Limited	BVI
Ren Ren Jia International Limited	HK
Anhui ZAhijia Cornerstone Electronics Technology Co., Ltd.	PRC
Anhui Renrenjia Solar Co., Ltd. (through VIE contracts)	PRC